CONFORMED SUBMISSION TYPE:    SC 13D/A
PUBLIC DOCUMENT COUNT:        2
FILED AS OF DATE:        ______________
SROS:                    NASD
GROUP MEMBERS:      AMERICAN FINANCIAL ACQUISITION CORPORATION
GROUP MEMBERS:      RIVERSIDE GROUP INC/FL

SUBJECT COMPANY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                 WICKES INC. /DE/
          CENTRAL INDEX KEY:                      0000910620
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL-LUMBER & OTHER BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             363554758
          STATE OF INCORPORATION:                 DE
          FISCAL YEAR END:                        1228

     FILING VALUES:
          FORM TYPE:                              SC 13D/A
          SEC ACT:                                1934 Act
          SEC FILE NUMBER:                        005-42945
          FILM NUMBER:                            96587965

     BUSINESS ADDRESS:
          STREET 1:                               706 N DEERPATH DR
          CITY:                                   VERNON HILLS
          STATE:                                  IL
          ZIP:                                    60061
          BUSINESS PHONE:                         8473673400

     MAIL ADDRESS:
          STREET 1:                               706 NORTH DEERPATH DR
          CITY:                                   VERNON HILLS
          STATE:                                  IL
          ZIP:                                    60061

FILED BY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                 RIVERSIDE GROUP INC/FL
          CENTRAL INDEX KEY:                      0000277356
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL-LUMBER & OTHER BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             591144172
          STATE OF INCORPORATION:                 FL
          FISCAL YEAR END:                        1231

     FILING VALUES:
          FORM TYPE:                              SC 13D/A

     BUSINESS ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256
          BUSINESS PHONE:                         9042812000

     MAIL ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256

     FORMER COMPANY:
          FORMER CONFORMED NAME:   WESTERN GRAIN INTERNATIONAL INC
          DATE OF NAME CHANGE:     19840627

     FORMER COMPANY:
          FORMER CONFORMED NAME:   RIVERSIDE GROUP INC
          DATE OF NAME CHANGE:     19820628

[DESCRIPTION]AMENDMENT NO. 2 TO SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2

                                      to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  Wickes Inc.
                          (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   967446105
                                 (CUSIP Number)

                            T. Malcolm Graham, Esq.
                               Holland & Knight LLP
                      One Independent Drive, Suite 2000
                          Jacksonville, Florida  32202
                                 (904) 354-4141
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                 August 26, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Acts (however, see the Notes).

CUSIP NO. 967446105
--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

Riverside Group, Inc.
--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
--------------------------------------------------------------------------------
3) Sec Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

Florida
--------------------------------------------------------------------------------
Number of Shares            7)  Sole Voting Power............3,703,968
Beneficially Owned by       8)  Shared Voting Power........... 395,145
Reporting Person:           9)  Sole Dispositive Power.......Same as #7
                           10)  Shared Dispositive Power.....Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
                              4,099,113

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)
                              50.0

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
--------------------------------------------------------------------------------

CUSIP NO. 967446105
-
--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

American Financial Acquisition Corporation
--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
--------------------------------------------------------------------------------
3) Sec Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
Number of Shares             7)  Sole Voting Power...............395,145
Beneficially Owned by        8)  Shared Voting Power.................. 0
Reporting Person:            9)  Sole Dispositive Power.......Same as #7
                            10) Shared Dispositive Power......Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         395,145

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                            4.8
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
--------------------------------------------------------------------------------

        This Amendment No. 2 amends the Statement on Schedule 13D dated January 19, 1996 filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, by Riverside Group, Inc. and American Financial Acquisition Corporation.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended by adding the following paragraphs:

                "In its Quarterly Report on Form 10-Q for the period ended June 30, 1998 filed with the Securities and Exchange Commission (the "Commission"), Riverside stated that it believed that it will need significantly in excess of $1,000,000 of additional funds in order to support its operations through September 1998 and to make the required September 30,1998 interest payment due on its 13% Subordinated Notes. Riverside also stated that it presently anticipates that it will obtain these funds through market and private sales of Common Stock, although it may satisfy some or all of its short-term cash needs through other sources.

                "On August 24, 1998, Riverside filed a Form 144 with the Commission with respect to the proposed sale by it of 80,000 shares of Common Stock in the market pursuant to Rule 144. Since that date through August 25, 1998, Riverside has sold 53,300 shares of Common Stock pursuant to Rule 144. See "Item 5. Interest in Securities of the Issuer." Riverside is seeking to sell additional shares in privately negotiated transactions.

                 "Pursuant to a registration rights agreement between Riverside and Wickes, Riverside has requested Wickes to effect the registration under the Securities Act of 1933, as amended, of approximately 1,000,000 shares of Common Stock to be sold from time to time through dealers or agents or otherwise in the market or otherwise. Riverside presently reasonably expects to sell these shares within the next two years."



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended by adding the following paragraphs:

               "Schedule I hereto sets forth certain information with respect to sales by Riverside of Common Stock through brokers in the market in Rule 144 transactions.

        "On the date hereof, Riverside and its subsidiaries directly own 4,099,113 shares of Common Stock, or approximately 50.0 percent of the outstanding shares of Common Stock. Of these 4,099,113 shares, 3,703,968 and 395,145 are directly owned by Riverside and AFAC, respectively."

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 26, 1998         RIVERSIDE GROUP, INC.


                                By:  /s/ Catherine J. Gray
                                   --------------------------------
                                         Catherine J. Gray
                                         Senior Vice President

SCHEDULE I

DATE                 NO. OF SHARES             PRICE PER SHARE

8/24/98                15,300                       $4.25
8/25/98                38,000                       $4.4683